UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934

VIASAT, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

92552V100
(CUSIP Number)
Jeff Davis Chief Legal & Corporate Affairs Officer Ontario Teachers’ Pension Plan Board 5650 Yonge Street, 3rd Floor Toronto, Ontario M2M 4H5 Canada (416) 228-5900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) May 30, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSON
Ontario Teachers’ Pension Plan Board
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		☒
(b)		☐
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
11,356,776
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
11,356,776
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,356,776
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.2% (1)
14		TYPE OF REPORTING PERSON
OO

(1) Calculated based on 123,276,396 shares of Common Stock (as defined below), of Viasat, Inc., outstanding as of May 30, 2023, as provider by the Issuer.

Item 1.      Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Viasat, Inc., a Delaware corporation (“Viasat”, or the “Issuer”). The principal executive offices of the Issuer are located at: 6155 El Camino, Real Carlsbad, California 92009.

Item 2.      Identity and Background

(a), (f) This statement is being filed by Ontario Teachers’ Pension Plan Board (“OTPP” or the “Reporting Person”).

(b) The address of the principal business and principal office of the Reporting Person is 5650 Yonge Street, 3rd Floor, Toronto, Ontario M2M 4H5.

(c) The Reporting Person’s principal business is administering, investing and managing the pension funds of active and retired teachers in Ontario, Canada. The name, business address, present principal occupation and citizenship of each director and executive officer of the Reporting Person are set forth on Schedule A, respectively.

(d), (e) During the preceding five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information in Item 4 of this Schedule 13D is incorporated herein by reference.

The description of the Purchase Agreement (as defined herein) contained in this Item 3 is not intended to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by Viasat with the Securities and Exchange Commission (“SEC”) on November 8, 2021 and is incorporated herein by reference, and the letter agreement, dated as of April 11, 2023, by and among Viasat and the shareholders of Inmarsat party thereto, a copy of which was filed as Exhibit 2.1(A) to the Annual Report on Form 10-K filed by Viasat with the SEC on May 22, 2023 and is incorporated herein by reference.

 Item 4.      Purpose of Transaction

On May 30, 2023, Viasat purchased all of the issued and outstanding shares of Connect Topco Limited, a private company limited by shares and incorporated in Guernsey (“Inmarsat”), pursuant to the previously announced Share Purchase Agreement, dated as of November 8, 2021 (as amended, the “Purchase Agreement”), by and among Viasat, the shareholders of Inmarsat and the other parties thereto (collectively, including certain parties entering into any subsequent joinder or deed of adherence thereto, the “Sellers”) in exchange for (i) cash consideration equal to $550.7 million, subject to adjustments, and (ii) approximately 46.36 million unregistered shares of Common Stock, upon the terms and subject to the conditions set forth therein (the “Acquisition”).

At the closing of the Acquisition, Viasat issued an aggregate of 46,363,636 shares of Common Stock to the Sellers as the share consideration payable under the Purchase Agreement. Additionally, Viasat entered into a registration rights agreement with certain Inmarsat shareholders, pursuant to which Viasat has agreed to file a registration statement to register the resale of the shares issued to such Sellers in the Acquisition.

Additionally, on May 30, 2023, effective as of the closing of the Acquisition and in accordance with the terms of the Purchase Agreement and the Stockholders Agreement, dated as of November 8, 2021 (the “Stockholders Agreement”), among Viasat and certain sellers (Triton LuxTopHolding SARL., CPP Investment Board Private Holdings (4) Inc., 2684343 Ontario Limited, and WP Triton Co-Invest, L.P., and certain parties entering into any subsequent joinder thereto, collectively referred to herein as the “Investor Sellers”), the size of the Viasat board of directors (the “Viasat Board”) was increased from eight to ten directors and Andrew Sukawaty and Rajeev Suri were appointed (as the Investor Sellers’ designees) to fill the vacancies created by the new directorships. Messrs.

Sukawaty and Suri serve as Class I and III directors of the Viasat Board, respectively. In addition, effective as of the closing of the Acquisition, Mr. Sukawaty was appointed to the Compensation and Human Resource Committee of the Viasat Board.

Under the Stockholders Agreement, the Investor Sellers have the right to designate two individuals for nomination to the Viasat Board for so long as the Investor Sellers collectively beneficially own at least 25% of the total outstanding shares of Common Stock, and one individual for nomination to the Viasat Board for so long as the Investor Sellers collectively beneficially own at least 15% of the total outstanding shares of Common Stock. In addition, the Stockholders Agreement imposes certain transfer restrictions with respect to the consideration shares issued to the Investor Sellers, including a prohibition on transfer during an initial 180-day lock-up period and on transfers to Viasat competitors and certain other parties for so long as the Investor Sellers collectively beneficially own at least 10% of the total outstanding shares of Common Stock, as well as customary standstill limitations.

The foregoing descriptions of the Purchase Agreement and the Stockholders Agreement do not purport to be complete and are qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by Viasat with the SEC on November 8, 2021 (as amended by the letter agreement, dated as of April 11, 2023, by and among Viasat and the shareholders of Inmarsat party thereto, a copy of which was filed as Exhibit 2.1(A) to the Annual Report on Form 10-K filed by Viasat with the SEC on May 22, 2023 and is incorporated herein by reference) and is incorporated herein by reference, and the full text of the Stockholders Agreement, a copy of which was filed as Exhibit 10.3 to the Current Report on Form 8-K filed by Viasat with the SEC on November 8, 2021 and is incorporated herein by reference.

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 5.      Interest in Securities of the Issuer

(a), (b) The following disclosure assumes there are 123,276,396 shares of the Common Stock outstanding, based on information provided by the Issuer, outstanding as of May 30, 2023. Pursuant to Rule 13d-3 under the Act, the Reporting Person may be deemed to beneficially own 11,356,776 shares of Common Stock, which constitutes approximately 9.2% of the outstanding shares of Common Stock.

As a result of the Stockholders Agreement and the Coordination Agreement described in Item 6, the Investor Sellers, may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Such “group” would beneficially own an aggregate of 45,427,103 shares of Common Stock, representing 36.85% shares of Common Stock outstanding as of May 30, 2023, based on information provided by the Issuer. The securities reported herein by the Reporting Persons do not include any Common Stock beneficially owned by the other parties to the Stockholders Agreement or the Coordination Agreement not included as Reporting Persons on this Schedule 13D (the “Other Shares” and “Other Parties,” respectively). The Other Parties have been notified that they may need to file separate beneficial ownership reports with the SEC related to their beneficial ownership of the Other Shares and membership in the “group” described herein. Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of Other Shares for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth in this Schedule 13D, neither the Reporting Person nor, to the best knowledge of the Reporting Person, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person identified in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Coordination Agreement

On November 8, 2021, the Investor Sellers entered into a Coordination Agreement (the “Coordination Agreement”). Pursuant to the Coordination Agreement, the Investor Sellers agreed that, among other things, before an Investor Seller may exercise its rights under the Registration Rights Agreement (as defined herein) to sell shares of Common Stock pursuant to an Organized Offering (as defined in the Coordination Agreement), such Investor Seller shall notify the other Investor Sellers at least three business days prior to taking any action under or pursuant to the Registration Rights Agreement. Each Investor Seller, upon a two business days’ notice, shall have the opportunity to participate in such Organized Offering on a pro rata basis. The Investor Sellers shall discuss and agree on the information to be included in such Organized Offering.

Pursuant to the Coordination Agreement, in advance of any annual or special meeting of the stockholders of the Company at which any Investor Seller director is to be elected, re-elected or replaced, the Investor Sellers will meet and decide the names of the individual(s) they shall designate to serve on the board of directors pursuant to the Stockholder Agreement.

Other holders of Common Stock may become parties to the Coordination Agreement by executing a joinder to the Coordination Agreement in the form attached as Exhibit A to the Coordination Agreement and providing written notice to the other Investor Sellers.

The Coordination Agreement shall no longer apply to any Investor Seller when such Investor Seller ceases to hold at least three percent (3%) of the outstanding shares of Common Stock of the Company. It shall also be terminated when the Investor Sellers collectively beneficially own less than ten percent (10%) of the outstanding shares of Common Stock of the Company.

The Reporting Person also entered into a Joinder Agreement (the “Joinder Agreement”) to the Coordination Agreement, dated November 8, 2021, pursuant to which such parties agreed to be bound by the terms and conditions set forth therein, with respect to the shares of the Issuer. A copy of the Joinder Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.

Registration Rights Agreement

On May 30, 2023, the Sellers, entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with Viasat. Pursuant to the Registration Rights Agreement, among other things and subject to certain restrictions, Viasat is required to file with the SEC a registration statement registering for resale the shares of Viasat common stock issuable to the Sellers upon the completion of the transactions contemplated by the Purchase Agreement and to conduct certain underwritten offerings or facilitate certain block trade transactions upon the request of holders of Registrable Securities (as defined in the Registration Rights Agreement). The Registration Rights Agreement also provides holders of Registrable Securities (as defined in the Registration Rights Agreement) with certain customary piggyback registration rights.

The descriptions of the Stockholders Agreement, Cooperation Agreement and Registration Rights Agreement contained in this Item 6 are not intended to be complete and is qualified in its entirety by reference to the full text of the agreements attached or incorporated by reference as an exhibit herein.

Except for the matters described herein, the Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

 Item 7.      Material to be filed as Exhibits

Exhibit	Description
1	Coordination Agreement, dated as of November 8, 2021, by and among the Investor Sellers and the Issuer.
2	Joinder to the Coordination Agreement, dated as of November 8, 2021.
3	Share Purchase Agreement, dated as of November 8, 2021, by and among Issuer and the shareholders of Connect Topco Limited party thereto (incorporated by reference to the Issuer’s Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on November 8, 2021).
4	Stockholders Agreement, dated as of November 8, 2021, by and among Issuer and the shareholders of Connect Topco Limited party thereto (incorporated by reference to the Issuer’s Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on November 8, 2021).
5	Registration Rights Agreement, dated as of May 30, 2023, by and among Triton LuxTopHolding SARL., CPP Investment Board Private Holdings (4) Inc., Ontario Teachers’ Pension Plan Board, WP Triton Co-Invest, L.P., Pretzel Logic BV and the Issuer (incorporated by reference to the Issuer’s Annex D to the Issuer’s Definitive Proxy Statement filed on May 20, 2022).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 9, 2023

ONTARIO TEACHERS’ PENSION PLAN BOARD

By:	/s/ Jonathan Law
Jonathan Law, Managing Director, Corporate & Investments Compliance

Schedule A

Board of Directors

Name	Business Address	Principal Occupation or Employment	Citizenship
Cindy Lou Forbes	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Board Member	Canadian
Cathryn Elizabeth Cranston	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Board Member	Canadian
Patricia Anne Croft	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Board Member	Canadian
Lise Fournel	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Board Member	Canadian
Melville George Lewis	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Board Member	Canadian
Gene Lewis	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Board Member	Canadian
Kathleen O’Neill	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Board Member	Canadian
Steven Robert McGirr	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Board Member	Canadian
Monika Federau	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Board Member	Canadian
Deborah Stein	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Board Member	Canadian
Timothy Hodgson	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Board Member	Canadian

Executive Officers

Name	Business Address	Principal Occupation or Employment	Citizenship
Tracy Lee Abel	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Chief Operations Officer	Canadian
Gillian Margaret Boyd Brown	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Executive Managing Director, Capital Markets	Canadian
William Dale Burgess	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Executive Managing Director, Infrastructure & Natural Resources	Canadian
Jeffrey Michael Davis	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Chief Legal & Corporate Affairs Officer	Canadian
Ziad Hindo	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Executive Managing Director & Chief Investment Officer	Canadian
Stephen Frederick James McLennan	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Executive Managing Director, Total Fund Management	Canadian
Tim Deacon	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Chief Financial Officer	Canadian

Sarah Jane Rowe	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice Chair, Investments	Canadian
Olivia Penelope Steedman	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Executive Managing Director, Teachers’ Venture Growth	Canadian
Andrew Jonathan Mark Taylor	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	President & Chief Executive Officer	United Kingdom
Beth Ellen Tyndall	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Chief People Officer	Canadian
Kathryn Fric	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Chief Risk Officer	Canadian
Wei Beng Chan	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Executive Managing Director, Asia Pacific	Malaysian
Nicolas Jansa	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Executive Managing Director, Europe, the Middle East and Africa	United Kingdom
Sharon Lynn Chilcott	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Chief of Staff	Canadian
Jonathan Hausman	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Executive Managing Director, Global Investment Strategy	Canadian
Charley Butler	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Chief Pension Officer	United Kingdom
Romeo Leemrijse	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Executive Managing Director, Equities	Canadian